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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                             (Amendment No. 3)


                         Eagle Food Centers, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock ($.01 Par Value                   269514-10-5

- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                                 ---------


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
































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 CUSIP No.      269514-10-5                                13G - Page 2


  1   NAME OF REPORTING PERSON:              ODYSSEY PARTNERS, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        13-5614745
      PERSON:
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*       (a)   [_]
                                                               (b)   [_]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF                DELAWARE
      ORGANIZATION:


   NUMBER OF    5   SOLE VOTING POWER:                  5,457,820
    SHARES
 BENEFICIALLY   6   SHARED VOTING POWER:                NONE
   OWNED BY

     EACH       7   SOLE DISPOSITIVE POWER:             5,457,820
   REPORTING
  PERSON WITH   8   SHARED DISPOSITIVE POWER:           NONE


  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING  5,457,820
      PERSON:

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [_]
      CERTAIN SHARES:*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):           52.1%

  12  TYPE OF REPORTING PERSON:*             PN




 * SEE INSTRUCTIONS BEFORE FILLING OUT!


































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     ITEM 1 (A) - NAME OF ISSUER:
     ---------------------------
          Eagle Food Centers, Inc.


     ITEM 1 (B) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     ------------------------------------------------------------
          Route 67 & Knoxville Road
          Milan, IL  61264


     ITEM 2 (A) - NAME OF PERSON FILING:
     ----------------------------------
          Odyssey Partners, L.P.


     ITEM 2 (B) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     -------------------------------------------------

          31 West 52nd Street
          New York, NY  10019


     ITEM 2 (C) - CITIZENSHIP:
     ------------------------
          A Delaware limited partnership


     ITEM 2 (D) - TITLE OF CLASS OF SECURITIES:
     -----------------------------------------
          Common Stock $.01 par value


     ITEM 2 (E) - CUSIP NO.:
     ----------------------
          269514-10-5


     ITEM 3:
     ------
          Not Applicable


     ITEM 4 - OWNERSHIP:
     ------------------

          ITEM 4 (A) - AMOUNT BENEFICIALLY OWNED:
          --------------------------------------
               5,457,820 shares


          ITEM 4 (B) - PERCENT OF CLASS:
          -----------------------------
               Approximately 52.1%



















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          ITEM 4 (C) - NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
          ---------------------------------------------------------
          (i) Sole power to vote or to direct the vote:
              5,457,820 shares *

         (ii) Shared power to vote or to direct the vote:
              -0-

        (iii) Sole power to dispose or to direct the disposition of:
              5,457,820 shares *

         (iv) Shared power to dispose or to direct the disposition of:
              -0-

            * Includes 267,345 shares in which Steven M. Friedman, a former general partner of Odyssey Partners, L.P., has an economic interest, and 29,670 shares in which Salem D. Shuchman, a former associate of Odyssey Partners, L.P., has an economic interest.


     ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
     -----------------------------------------------------
          Not Applicable


     ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     -----------------------------------------------------------------
     PERSON:
     ------
          See Item 4(c)


     ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
     ------------------------------------------------------------------
     ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
     ----------------------------------------------------------------------
          Not Applicable


     ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
     ------------------------------------------------------------------
          Not Applicable


     ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:
     ---------------------------------------
          Not Applicable


     ITEM 10 - CERTIFICATION:
     -----------------------
          Not Applicable



















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                                    SIGNATURE
                                    ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement is true, complete and correct.



     ODYSSEY PARTNERS, L.P.

     By:     /s/ Stephen Berger
        ----------------------------
            Stephen Berger
             General Partner




     Dated:   February 9, 1994














































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